FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
              For the period of January 3, 2005 to February 4, 2005

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 19 January 2005 announcing Starts Clinical Trials

Enclosure No. 1


19 January 2005



 Vernalis Plc: Anti-Inflammatory Compound Partnered with Serono Starts Clinical
                                     Trials

Vernalis plc (LSE:VER, Nasdaq: VNLS), today announced that its partner Serono (virt-x: SEO and NYSE: SRA) has started a phase I clinical trial of a selective inhibitor of MMP-12 (matrix metalloprotease inhibitor-12). This is the first compound to enter the clinic resulting from the research collaboration between Vernalis and Serono that was established to find potential treatments for inflammatory diseases. Under the terms of the agreement Vernalis will receive an undisclosed milestone payment.

The phase I trial will be performed in healthy volunteers. Its primary objectives are to elucidate the safety, tolerability and pharmacokinetic properties of the compound. Serono will conduct and fund all development activities associated with the programme.

Simon Sturge, chief executive officer of Vernalis said, "We are delighted that our partner Serono has progressed this compound into phase I trials, which endorses Vernalis' scientific expertise and further expands the Company's portfolio of products in the clinic."

Enquiries:

Vernalis plc
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications
+44 (0)118 989 9315

Brunswick Group
Jon Coles
Wendel Verbeek
+44 (0)20 7404 5959

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

About Vernalis

Vernalis is a new force in UK biotechnology, with a strong cash position and significant growth potential through a combination of sales of its marketed product frovatriptan, the successful development and commercialisation of its product pipeline candidates, and through further participation in the consolidation of the biotechnology sector.

Frovatriptan is approved in the US and in 15 European countries for the acute treatment of migraine and is in Phase III trials as a short term oral prophylactic for menstrually-related migraine, a condition thought to affect over half of all women who suffer from migraine. Vernalis has a North American license agreement and co-promotion option for frovatriptan (FrovaTM in the US) with Endo Pharmaceuticals.

Vernalis's range of clinical and pre-clinical development programmes include an agreement for the development and commercialisation of its treatment for Parkinson's disease with Biogen Idec and a cancer research collaboration with Novartis. This pipeline is supplied by research programmes exploiting Vernalis' distinctive structure based drug discovery and CNS biology capabilities, and also investigating the potential of a variety of novel molecules and targets in the fields of oncology and neurology. For further information about Vernalis, please visit www.vernalis.com.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: February 7, 2005                             Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer